yangtze river development limited

41 JOHN STREET, SUITE 2A

NEW YORK, NY 10038

May 2, 2017

Tom Kluck

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yangtze River Development Limited
Amendment No. 11 to Registration Statement on Form S-1 Filed March 17, 2017 File No. 333-209579 Form 10-K Filed March 10, 2017 File No. 000-55576

Dear Mr. Kluck:

By letter dated April 7, 2017, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Yangtze River Development Limited (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 11 to Registration Statement on Form S-1 filed on March 17, 2017 and the Form 10-K filed on March 10, 2017. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

General

1.	Please complete the offering summary, use of proceeds and dilution sections with the offering price or an assumed offering price that could be close to the current market price of your common stock or advise.

RESPONSE: We respectfully submit to the Staff that on April 27, 2017, the Company filed a withdrawal request for the Form S-1. Therefore, a response to this comment is now moot.

Cover Page of Prospectus

2.	We note that your prospectus does not include an offering price and you disclose that prior to the offering your stock has been listed on the OTC Markets. Please disclose the offering price of the securities or the current market price of the shares if applicable. See Instructions to Item 501(b)(3) of Regulation S-K.

RESPONSE: Please see response to Comment No. 1.

3.	Your disclosure on the cover page states that the underwriters warrants are exercisable commencing 365 days from the effective date of the prospectus. The disclosure also states that underwriters warrants will be exercisable commencing 180 days from the effective date of the offering. Please reconcile.

RESPONSE: Please see response to Comment No.1.

4.	We note your disclosure on the cover page that the offering will remain open until the earlier of a date acceptable to you and your underwriter or subject to an extension upon agreement with the underwriters. Please reconcile this disclosure with your statement on page 46 that the underwriters are committed severally to purchase all of the shares of common stock in the offering and with the disclosure in the underwriting agreement.

RESPONSE: Please see response to Comment No. 1.

Form 10-K for the Year Ended December 31, 2016

Item 9A. Controls and Procedures, page 21

5.	Reference is made to your 10-K/A filed on June 17, 2016 where you identified material weaknesses and intended to take certain actions to remediate such material weaknesses. We note that within subsequent periodic reports, including your annual report for the year ended December 31, 2016, you indicated that no changes in your internal controls over financial reporting have occurred. It is not clear how you were able to conclude that disclosure controls and procedures and internal controls over financial reporting were effective without properly remediating previously identified material weaknesses. Please clarify and/or revise your filing accordingly. Please note that any revisions should include proper disclosures regarding changes in internal control over financial reporting pursuant to Rule 308(c) of Regulation S-K.

RESPONSE: We respectfully submit to the Staff that we have amended our Form 10-K for the fiscal year ended December 31, 2016 on Amendment No 3 to indicate that our disclosure controls and procedures and internal controls over financial reporting were not effective. The following is some background information which we believe will assist the Staff in understanding the circumstances involved in the discrepancy. On February 2, 2016, the Company filed its original Form 10-K for the fiscal year ended December 31, 2015 and inadvertently stated that its disclosure controls and procedures and internal controls over financial reporting were effective based upon steps the Company had taken in January 2016 to remediate past issues with the Company’s controls and procedures.

The Company, as indicated under “Item 10. Directors, Executive Officers and Corporate Governance”, under the subsection listed “Committees of the Board of Directors”, and in the “Subsequent Events” footnote of our audited financials, stated that on January 25, 2016, the board of directors of the Company formed and adopted charters for six standing committees: Audit Committee, Compensation Committee, Nomination Committee, Governance and Human Resources Committee, Board Oversight Committee, Social Media Committee (collectively the “Committees”). Each Committee consists of only independent directors of the Company. The Board also adopted a charter for the Regulatory, Compliance and Government Affairs Committee, for which the charter will be implemented once the committee is formed. Copies of the charters are available if requested. The Company believes that the adoption of these charters and formation of these Committees were necessary for the implementation of effective internal control and oversight and a significant step towards remediating any material weakness the Company had as of December 31, 2015.

Subsequently, on June 17, 2016, the Company responded to an SEC comment letter and filed Amendment No. 4 to the Form 10-K for fiscal year ended December 31, 2015 to state that their controls and procedures were ineffective. Below is what management identified as material weaknesses in its assessment of the effectiveness of internal control over financial reporting as of December 31, 2015, followed by the remediation that the Company put into place to correct such weaknesses:

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Lack of adequate policies and procedures in internal audit function, which resulted in: (1) lack of communication between internal audit department and the Audit Committee and the Board of Directors; (2) Insufficient internal audit work to ensure that the Company’s policies and procedures have been carried out as planned;

Remediation: As indicated above, in January 2016, the Company formed and adopted charters for six standing committees and adopted charters for the Regulatory, Compliance and Government Affairs Committee. In addition, immediately after the Company was acquired from the previous management in December 2015, the Company engaged an outside accounting consultant as well as a US-based CPA to assist and review the internal accounting function since the Company believed that these measures and actions were necessary for the implementation of effective internal controls and oversight. As a result, such efforts enhanced communication among internal audit functions, the Audit Committee and the Board, and provided supervision over the practice of the internal control policies and procedures.

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Lack of sufficient full-time accounting staff in our accounting department that have experience and knowledge in identifying and resolving complex accounting issues under U.S. Generally Accepted Accounting Principles (“GAAP”);

Remediation: The Company engaged an outside accounting consultant as well as a US-based CPA to assist and review the internal accounting function immediately after the Company was acquired from the previous management in December 2015.

Ongoing Effort: The Nomination Committee of Board is also in the process of interviewing a new bilingual CFO candidate who has extensive experience in U.S. GAAP in order to strengthen our internal control over financial reporting and provide stronger oversight over the internal accounting practice on a daily basis.

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●	Lack of sufficient accounting personnel which would provide segregation of duties within our internal control procedures to support the accurate reporting of our financial results

Remediation: The Company engaged an outside accounting consultant as well as an In-House CPA so that the financial results are reviewed and commented upon independently and from a different perspective to better support our financial reporting practice.

Ongoing Effort: The Nomination Committee of Board is also in the process of interviewing a new bilingual CFO candidate who has extensive experience in U.S. GAAP to strengthen our internal control over financial reporting and provide stronger oversight over the internal accounting practice on a daily basis.

Based upon the steps taken in above, the Company disclosed in subsequent periodic reports that it believed that it had effective controls and procedures in places. However, as set forth in the most recent amended December 31, 2016, the Company has subsequently determined that it did not have proper controls and procedures since it still had the following deficiencies:

●	Lack of sufficient full-time accounting staff in our accounting department that have experience and knowledge in identifying and resolving complex accounting issues under U.S. GAAP; The weakness resulted in the restatement of consolidated balance sheet and consolidated income statement to treat an extinguishment transaction between related entities as a capital transaction in the Form 10-K for the year ended December 31, 2015, and such weakness had not been fully remediated as of December 31, 2016; and

●	Lack of sufficient accounting personnel which would provide segregation of duties within our internal control procedures to support the accurate reporting of our financial results. The weakness resulted in the amendment and additions of the disclosure of real estate properties and land lots under development in the Form 10-K for the year ended December 31, 2015, and such weakness had not been fully remediated as of December 31, 2016.

As such, we have amended our 10-K disclosure for fiscal year December 31, 2016 to state that the current internal controls for financial accounting are ineffective and that the Company will be taking steps to remediate these deficiencies.

6.	Please revise to include attestation report of the registered public accounting firm pursuant to Rule 308(b) of Regulation S-K. Please note that such guidance applies given that you are considered an accelerated filer as of December 31, 2016. Please refer to Question 130.04 of our Exchange Act Rules Compliance & Disclosure Interpretations. In addition, given the exclusion of such attestation report, we are unclear how you were able to conclude that your disclosure controls and procedures and internal control over financial reporting are effective. Please clarify how you were able to arrive at your conclusions or amend your 10-K to revise conclusions accordingly. To the extent you determine your internal controls over financial reporting and disclosure controls and procedures are ineffective, please revise your management’s discussion and analysis to include disclosure of the circumstances that gave rise to such ineffectiveness.

RESPONSE: We respectfully submit to the Staff that we have amended our Form 10-K (Amendment No. 3) to include the attestation report of the registered public accounting firm pursuant to Rule 308(b) of Regulation S-K. As indicated above in our response to Comment No. 5, we have concluded that our disclosure controls and procedures and internal control over financial reporting are not effective. We revised “Item 7: Management Discussion and Analysis” and “Item 9A: Controls and Procedures” to include disclosure of the circumstances that gave rise to such ineffectiveness.

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Thank you for your assistance in reviewing this filing.

Yangtze River Development Limited

By:	/s/ Xiangyao Liu
Name: Xiangyao Liu
Title: Chief Executive Officer

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